UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _____

Commission file number 0-13203

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
LORAIN NATIONAL BANK EMPLOYEES' 401(k) PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
LNB Bancorp, Inc.
457 Broadway
Lorain, Ohio 44052-1769

Lorain National Bank Employees' 401(k) Plan
Financial Report
December 31, 2014 and December 31, 2013

Table of Contents

Lorain National Bank Employees' 401(k) Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit and Finance Committee of LNB Bancorp, Inc. and
Plan Management of
Lorain National Bank 401(k) Plan
Lorain, Ohio

We have audited the accompanying statements of net assets available for benefits of Lorain National Bank Employees’ 401(k) Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Lorain National Bank Employees’ 401(k) Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

Columbus, Ohio June 25, 2015

Lorain National Bank Employees' 401(k) Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2014	2013
Assets
Cash	$36,766	$1,497
Investments—At fair value (Notes 3 and 5):
Participant-directed:
Common stock—LNB Bancorp, Inc.	8,730,126	5,115,820
Short-term cash investments	242,267	214,404
Collective Trust Funds	9,518,384	8,662,782
Total investments	18,490,777	13,993,006

Participant notes receivable	714,159	577,470

Total assets	19,241,702	14,571,973

Liabilities
Other expense payable	(4,565)	(1,878)
Total liabilities	(4,565)	(1,878)

Net Assets Reflecting All Investments at Fair Value	19,237,137	14,570,095

Adjustment from Fair Value to Contract Value for Interest in Common Collective Trust Funds Relating to Fully Benefit-responsive Investment Contracts	(15,276)	(5,831)

Net Assets Available for Benefits	$19,221,861	$14,564,264

See accompanying notes to the Financial Statements.

Lorain National Bank Employees' 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2014	2013
Additions
Investment income:
Dividends	$30,167	$19,800
Net appreciation in fair value of investments (Note 3)	4,749,999	3,370,903
Total investment income	4,780,166	3,390,703
Contributions:
Employer	507,866	467,190
Participants	947,685	895,643
Participant rollovers	13,750	141,278
Total contributions	1,469,301	1,504,111

Interest from participant notes receivable	25,106	21,193

Total additions	6,274,573	4,916,007
Deductions
Distributions to participants	(1,529,184)	(354,344)
Other expense	(87,792)	(75,475)
Total deductions	(1,616,976)	(429,819)

Net Increase in Net Assets Available for Plan Benefits	4,657,597	4,486,188

Net Assets Available for Plan Benefits—Beginning of year	14,564,264	10,078,076

Net Assets Available for Plan Benefits—End of year	$19,221,861	$14,564,264

See accompanying notes to the Financial Statements.

Lorain National Bank Employees' 401(k) Plan
Notes to Financial Statements
December 31, 2014 and 2013

Note 1—Description of Plan
The following is a general description of the Lorain National Bank Employees' 401(k) Plan (the “Plan”). Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan sponsored by The Lorain National Bank (the Bank), a wholly owned subsidiary of LNB Bancorp, Inc. (the Bancorp or the Corporation), covering substantially all employees of the Bank and related Bancorp affiliates for which the Bank acts as common paymaster. An employee is eligible to participate in the Plan after the attainment of age 19 and completion of 250 hours in 90 days of service or 1,000 hours in 1 year of service, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions — The Plan allows participants to make pretax contributions up to the maximum dollar limits set by the Internal Revenue Code (the IRC). The plan also allows any participant who has attained the age of 50 by the end of the plan year to make catch-up contributions. If a participant does not elect to make a contribution, the participant will be automatically enrolled with a 3.0 percent contribution. Effective January 1, 2013, participants are allowed to make Roth elective deferrals to the Plan. Each year the employer will make a safe harbor non-elective contribution to the Plan equal to 3.0 percent of the employee’s annual compensation regardless of the employee’s participation in the Plan. In addition, the employer may make an additional discretionary employer contribution. Contributions are subject to certain IRC limitations. Participants may also make contributions to the Plan in the form of a rollover of funds from another qualified plan.

Employee contributions are invested according to participant investment elections. If an employee has not made investment elections, the employee contributions will be invested in the State Street Global Advisors’ Moderate Strategic Balanced SL Fund (Growth & Income Asset Allocation Fund). Employer contributions are initially invested in LNB Bancorp, Inc. common stock; however individuals can transfer these amounts to any of the other investment options available in the Plan at any time. Participants may change their allocations daily.
To receive an employer contribution, a participant must be eligible to participate in the plan. A participant’s account also receives the employer contribution for the year in which the participant retires, becomes disabled, or dies.

Lorain National Bank Employees' 401(k) Plan
Notes to Financial Statements
December 31, 2014 and 2013

Note 1—Description of Plan (Continued)
Participant Accounts—Each participant's account is credited with the participant's contribution, the Bank's contribution, and an allocation of plan earnings, and is charged with his or her withdrawals and an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Forfeitures—At December 31, 2014 and 2013, there were no outstanding forfeited nonvested accounts. Forfeitures are used to reduce future employer contributions.
Vesting—Participants are immediately vested in their voluntary contribution and the employer's contribution for the current plan year plus any earnings accrued thereon.
Payment of Benefits — Upon termination of service due to death, disability, retirement, or other reasons, the vested amount of the Bank’s contributions and earnings thereon is paid at the election of the participant in cash. Participants can elect to have their investment in Bank common stock distributed in cash or in-kind. Participants can elect to receive the vested portion of their account in a single lump-sum cash payment or in substantially equal installments over a period of not more than the assumed life expectancy of the participant and the participant’s beneficiary.
Withdrawals — Aside from normal retirement distributions, in-service withdrawals relative to the pre-2000 after-tax savings and company match may be withdrawn at any time. In accordance with plan provisions, pretax savings may also be withdrawn for reasons of extreme financial hardship as defined under federal law.
Participant Notes Receivable – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance, as determined by the Internal Revenue Service (IRS). The notes receivable are secured by the balance in the participant’s account and are charged a rate of interest commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through biweekly payroll deductions. Participants may only have two outstanding loans at any time.
Party-in-interest Transactions — Parties in interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. The Plan invests in employer stock as well as certain investment funds managed by the custodian or its affiliates. Reliance Trust Company is the custodian of the Plan and therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines. The Plan owns 484,200 shares of LNB Bancorp, Inc. with a value of $8,730,126 at December 31, 2014 and 510,052 shares with a value of $5,115,820 at December 31, 2013. The Plan's investment in employer stock earned $29,777 and $19,398 of dividend income in 2014 and 2013, respectively. Transactions involving notes receivable from participants and common stock of LNB Bancorp Inc., the Plan Sponsor, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations. Any fees paid to Reliance Trust Company and Pentegra Retirement Services , the recordkeeper for the Plan, constitutes a party-in-interest transaction.
Termination—Although the Bank has not expressed the intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of a plan termination, participants will become 100 percent vested in their accounts.

Lorain National Bank Employees' 401(k) Plan
Notes to Financial Statements
December 31, 2014 and 2013

Note 2—Significant Accounting Policies

Basis of Accounting — The Financial statements of the Plan are prepared under the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation(depreciation) includes the plan’s gains and losses on investments bought and sold as well as held during the year.
While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents investments at principal balance plus accrued interest income plus contributions less amounts withdrawn to pay benefits. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund. The fair value of participation units in stable value collective trust fund is based upon the net asset value of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect investments in fully benefit-responsive contracts, as reported in the audited financial statements of the fund as of the Plan’s financial statement date (Level 2 inputs). The fund generally provides for daily redemptions by the Plan at reported net asset value per share with no advance notice requirements. Investments in other collective trust funds are valued at net asset value per share (or its equivalent) of the funds, which are based on the fair value of the funds’ underlying assets. The collective trust funds provide for daily redemptions by the Plan. The interest-bearing cash is valued at outstanding balances, which approximate fair value. All other investments are valued based on quoted market prices. See Note 5 for additional information.
Participant Notes Receivable – Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.
Benefit Payments — Benefits are recorded when paid.
Administrative Expenses — The administrative expenses of the Plan are paid by the Bank unless the expenses are paid by the Plan. The amounts reported in the financial statements represent administrative expenses paid by the Plan. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan.
Use of Estimates —The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties —The Plan provides for various investment options including any combination of collective trust funds, short term cash investments and LNB Bancorp, Inc. common stock. The underlying investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

Lorain National Bank Employees' 401(k) Plan
Notes to Financial Statements
December 31, 2014 and 2013
Note 2—Significant Accounting Policies (Continued)
Concentration of Credit Risk — At December 31, 2014 and 2013, approximately 45 percent and 35 percent, respectively, of the Plan’s net assets available for benefits were invested in LNB Bancorp, Inc. common stock.

Note 3—Investments

The following table presents the fair value of investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2014 and 2013:

	2014	2013
Common stock—LNB Bancorp, Inc.— 484,200 and 510,052 common shares in 2014 and 2013, respectively	$8,730,126	$5,115,820
Collective Trust Funds:
State Street Bank and Trust Company
Moderate Strategic Balanced SL Fund	2,037,818	1,888,079
State Street Bank and Trust Company
S&P Mid-Cap Index Fund	1,278,548	1,170,411

During the years ended December 31, 2014 and 2013, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	2014	2013
Common stock—LNB Bancorp, Inc.	$3,908,499	$1,946,874
Collective Trust Funds	841,500	1,424,029
Total	$4,749,999	$3,370,903

Note 4—Federal Income Taxes
The Internal Revenue Service issued its latest determination letter on May 16, 2014, which stated that the Plan and underlying trust, as designed, qualify under the applicable provisions of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements and the related trust was tax-exempt as of the financial statement date.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are not uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Lorain National Bank Employees' 401(k) Plan
Notes to Financial Statements
December 31, 2014 and 2013

Note 5 — Fair Value Measurements
Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:
U.S. GAAP establishes a three-level valuation hierarchy for determining fair value that is based on the transparency of the inputs used in the valuation process. The inputs used in determining fair value in each of the three levels of the hierarchy, highest ranking to lowest, are as follow:
Level 1—In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.
Level 2—Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
Level 3—Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management’s own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.
In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.
Collective trust funds - Valued at the net asset value (NAV) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that the securities liquidations will be carried out in an orderly business manner.
Stable Value Fund - The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund.  The fund invests in synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing preservation of principal, maintaining a stable interest rate, and providing daily liquidity at contract value for participant withdrawals and transfers.  The fund generally provides for daily redemptions by the Plan at reported net asset value per share.
Common stock - Valued at the closing price reported on the active market on which the individual securities are traded.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event or change in circumstances that caused the transfer. There were no significant transfers between levels of the fair value hierarchy during 2014 or 2013.

Lorain National Bank Employees' 401(k) Plan
Notes to Financial Statements
December 31, 2014 and 2013

Note 5 — Fair Value Measurements (Continued)
The following tables represent the balances of the Plan’s financial assets that were measured at fair value on a recurring basis as of December 31, 2014 and 2013:

Assets Measured at Fair Value on a Recurring Basis at December 31, 2014

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2014
Common stock—LNB Bancorp, Inc.	$8,730,126	$—	$—	$8,730,126
Short-term cash investments	—	242,267	—	242,267
Collective Trust Funds				—
Bond Funds (1)	—	638,702	—	638,702
Index Equity Funds (2)	—	4,389,349	—	4,389,349
Growth and Income Funds (2)	—	2,550,056	—	2,550,056
International Fund (3)	—	475,888	—	475,888
Balanced Asset Fund (4)	—	731,311	—	731,311
Real Estate Fund (5)	—	272,166	—	272,166
Stable Value Fund (6)	—	460,912	—	460,912
Total	$8,730,126	$9,760,651	$—	$18,490,777

Lorain National Bank Employees' 401(k) Plan
Notes to Financial Statements
December 31, 2014 and 2013

Note 5 — Fair Value Measurements (Continued)

Assets Measured at Fair Value on a Recurring Basis at December 31, 2013

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2013
Common stock—LNB Bancorp, Inc.	$5,115,820	$—	$—	$5,115,820
Short-term cash investments	—	214,404	—	214,404
Collective Trust Funds
Bond Funds (1)	—	605,677	—	605,677
Index Equity Funds (2)	—	3,956,337	—	3,956,337
Growth and Income Funds (2)	—	2,399,639	—	2,399,639
International Fund (3)	—	487,436	—	487,436
Balanced Asset Fund (4)	—	547,247	—	547,247
Real Estate Fund (5)	—	184,560	—	184,560
Stable Value Fund (6)	—	481,886	—	481,886
Total	$5,115,820	$8,877,186	$—	$13,993,006

(1)
This asset class represents investments in actively managed collective trust funds that invest primarily in bonds which may include corporate bonds, government bonds or municipal bonds. Investments are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(2)	This asset class represents investments in actively managed collective trust funds and the objective if these collective trust funds is to approximate the performance of the S&P 500 Value index.

(3)	This asset class represents investments in actively managed collective trust funds and the objective if these collective trust funds is to approximate the performance of the international equity.

(4)
This asset class represents investments in actively managed collective trust funds and the objective if these collective trust funds is to approximate the performance of an equity index or custom index.

(5)
This asset class represents investments in actively managed collective trust funds with investments in real estate. The investments may include actual real estate property or real estate investment trusts. Investments are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(6)	The objective of these investments is to preserve principal, maintain a stable interest rate and provide daily liquidity at contract value.

Note 6 — Subsequent Events
On December 15, 2014, the Company entered into a definitive merger agreement to be acquired by Northwest Bancshares, Inc. Shareholders of LNB Bancorp, Inc. approved and adopted the merger agreement on June 16, 2015. Further, the transaction has received all regulatory approvals. The merger is expected to be completed during the third quarter of 2015. The effect of this transaction on the Plan is not certain at this time.

Lorain National Bank Employees' 401(k) Plan

Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Line 4i
EIN 34-0869480, Plan No. 003
December 31, 2014

(a)(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
LNB Bancorp, Inc.*	Common stock - 484,200 shares	**	$8,730,126
State Street Global Advisors	Short Term Investment Fund	**	236,652
Participants*	Participant notes receivable, bearing interest at 4.25% to 6.00%	**	714,159
	Collective Trust Funds:
State Street Bank and Trust Company	Passive Bond Market Index Non-Lending Series Fund Class A	**	408,825
State Street Bank and Trust Company	Aggressive Strategic Balanced Securities Lending Fund	**	387,613
State Street Bank and Trust Company	Moderate Strategic Balanced Securities Lending Fund	**	2,037,818
State Street Bank and Trust Company	Conservative Strategic Balanced SL Fund	**	124,625
State Street Bank and Trust Company	International Index Fund Class A	**	475,888
State Street Bank and Trust Company	U.S. Long Treasury Index Non-Lending Securities Fund Class A	**	216,423
State Street Bank and Trust Company	NASDAQ 100 Non-Lending Class A	**	563,413
State Street Bank and Trust Company	Russell 1000 Small-Cap Index Non-Lending Securities Fund Class A	**	673,009
State Street Bank and Trust Company	S&P Value Fund	**	646,039
State Street Bank and Trust Company	Russell 1000 Growth Index Non-Lending Securities Fund Class A	**	632,489
State Street Bank and Trust Company	S&P Mid-Cap Index Fund	**	1,278,548
State Street Bank and Trust Company	Russell 1000 Value Index Non-Lending Securities Fund Class A	**	595,851
Reliance Trust Company Stable Value Fund*	Reliance Trust Stable Value Series 25053	**	445,636
State Street Bank and Trust Company	Government Short-Term Investment Fund	**	5,615
State Street Bank and Trust Company	Target Retirement 2010 Non-Lending Series Fund Class A	**	144
State Street Bank and Trust Company	Target Retirement 2015 Non-Lending Series Fund Class A	**	233,531
State Street Bank and Trust Company	Target Retirement 2020 Non-Lending Series Fund Class A	**	146,222
State Street Bank and Trust Company	Target Retirement 2025 Non-Lending Series Fund Class A	**	231,888
State Street Bank and Trust Company	Target Retirement 2030 Non-Lending Series Fund Class A	**	10,768
State Street Bank and Trust Company	Target Retirement 2035 Non-Lending Series Fund Class A	**	80,261
State Street Bank and Trust Company	Target Retirement 2040 Non-Lending Series Fund Class A	**	11,903
State Street Bank and Trust Company	Target Retirement 2045 Non-Lending Series Fund Class A	**	10,108
State Street Bank and Trust Company	Target Retirement 2050 Non-Lending Series Fund Class A	**	6,486
State Street Bank and Trust Company	Treasury Inflation Protected Securities Index Fund A	**	13,454
State Street Bank and Trust Company	REIT Index Non-Lending - Class A	**	272,166
			$19,189,660

*	Party-in-interest

**	Cost information not required as these investments are participant direct

Schedule 1

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Lorain National Bank Employees' 401(k) Plan

	By:	The Lorain National Bank, as Trustee/Administrator

Date: June 25, 2015	By:	/s/ James H. Nicholson
James H. Nicholson
Chief Financial Officer

Exhibits

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm